

January 27, 2014

Via E-mail
Mr. David Lumley
Chief Executive Officer
Spectrum Brands, Inc.
3001 Deming Way
Middleton, Wisconsin 53562

      Re: Spectrum Brands, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2013
             Filed November 27, 2013
             File No. 001-13615

Dear Mr. Lumley:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Spectrum Brands, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Index to Consolidated Financial Statements and Financial Statement Schedule

1.   We note the "Index to Consolidated Financial Statements and Financial Statement Schedule" and "Table of Contents" indicates your filing has page numbers but we do not see any page numbers in the filing. Please include page numbers in your Form 10-K in future filings.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies and Practices

-(b). Change in Accounting Principle

2.   We note your disclosures related to a change in accounting principle to present tax withholdings for share-based payment awards to taxing authorities on behalf of employees from operating activities to financing activities within your statement of cash flows. Please explain to us in more detail why you believe that the predominant characteristic of these transactions are a financing activity rather than an operating activity. Within your response, please cite the US GAAP accounting guidance that you considered in making this decision and how you applied this accounting guidance to your situation.

Note 11. Segment Information

3.   We note that you include your intangible assets within your long-lived asset disclosure by geographic area. Please revise your future filings to only include your hard assets that cannot be readily removed, which exclude intangibles, within your long-lived asset disclosure by geographic area. Refer to the guidance in 280-10-55-23 of the FASB Accounting Standard Codification.

Note 18. Consolidating Financial Statements

4.   We note your response to prior comment 6 in your correspondence dated March 11, 2013. Please revise your disclosure in future filings as outlined in your response to label the column heading labeled "Parent" to "Spectrum Brands, Inc. (without consolidated entities)" to avoid confusion to investors as to why you are presenting these consolidating schedules.

Exhibits 32.1 and 32.2

5.   We note that your 906 certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act were both signed by your principal executive officer rather than by your principal executive officer and principal financial officer. Please amend your filing to include currently signed and dated certifications that are signed by both your principal executive officer and principal financial officer. The amendment should include the entire filing with the proper certifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief